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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Gil Trotino

VP, WW Marketing

Magic Software Enterprises

(949) 250-1718 X299

gtrotino@magicsoftware.com

Cost of not integrating? – Your customer loyalty

Magic Calls for Implementation of BPM to Gain Customer Retention

GigaWorld, Prague (June 6th, 2005) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, warned today that organizations delaying integration because of perceived exorbitant expense, may find the true cost is the loss of their customers.

Avigdor Luttinger, Head of Business Integration for Magic Software comments, “Closer integration, combined with the implementation of Business Process Management (BPM), can make a huge impact on business levels of customer service. Organizations that have already invested in integration and BPM find themselves with increased customer loyalty and in a stronger position to lure customers away from their competitors.”

BPM is a technology that allows organizations to dispense with complex coding and replace it with intelligent software that business managers can easily and quickly manipulate. Overlaying the integrated infrastructure, BPM allows organizations to be more flexible to market changes and customer demands because it provides greater visibility over the entire operation.

Luttinger continues, “Since it’s less costly to retain customers than to find new ones, customer loyalty is a critical part of any business. Within highly competitive industries it is those organizations that have complete control over their operational processes through BPM and are able to deliver the right goods at the right time, that are maximizing the rewards. Organizations not yet in this position will miss out and lose customers if they don’t act soon.”

Magic has first-hand experience of such companies capitalizing on the benefits of integration and BPM through the extensive use of Magic’s iBOLT Business Integration Suite in customer facing industries.  Listed recently in the Software Developer Times 100 as a “Business process and workflow designer that eases common integration troubles”, iBOLT provides strong integration capability at a reasonable price.

Using iBOLT, Magic’s BPM platform, Uniq plc, a leading pan-European premium chilled convenience food manufacturer, took just four months to implement a solution that enables it to send data from six heterogeneous applications into a new planning and forecasting system, which then processes and analyses the data and returns it to Uniq’s main operational system, in order to plan the production volumes within their factories. The speed and accuracy of the system enables Uniq to adapt easily to changing customer demands.

Menzies World Cargo, Heathrow’s largest independent cargo handler, implemented iBOLT, Magic’s BPM system that eliminated human error by automatically prioritizing work according to the various services levels demanded by different airline customers and provided alerts to notify staff when tasks were overdue. Within three months service levels rose to in excess of 99 percent and errors were reduced by 80 percent.

Luttinger concludes, “If speeding up your process, achieving higher productivity at lower cost and increasing market share is your aim, don’t put off the inevitable. Get integrated now!”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 6, 2005